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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No-                     )*
Clearant, Inc.

(Name of Issuer)
Series A Preferred Stock, par value $ 0.0001 per share

(Title of Class of Securities)
184690 20 4

(CUSIP Number)
Jon Garfield 1801 Avenue of the Stars, Suite 435, Los Angeles, CA 90067 Phone: 310-479-4570

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 9, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is Filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	184690-20-4

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CPI Investments, Inc. 26-2868454

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America, State of Arizona

	7	Sole Voting Power

Number of		1

Shares	8	Shared Voting Power
Beneficially
Owned by		None

Each	9	Sole Dispositive Power
Reporting
Person		1

With	10	Shared Dispositive Power

None

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

100%

14	Type of Reporting Person (See Instructions)

CO
Instructions for Cover Page
(1)	Names and I.R. S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I. R. S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)]

(3)	The 3rd row is for SEC internal use; please leave blank

CUSIP No.	184690-20-4

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CenterPointe Investments, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

PF

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6	Citizenship or Place of Organization

British Columbia, Canada

	7	Sole Voting Power

Number of		None

Shares	8	Shared Voting Power
Beneficially
Owned by		None

Each	9	Sole Dispositive Power
Reporting
Person		None

With	10	Shared Dispositive Power

None

11	Aggregate Amount Beneficially Owned by Each Reporting Person

1

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13	Percent of Class Represented by Amount in Row (11)

100%

14	Type of Reporting Person (See Instructions)

CO
Instructions for Cover Page
(1)	Names and I.R.S. Identification Numbers of Reporting Persons — Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself- including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I. R. S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see “SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D” below).

(2)	If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)]

(3)	The 3rd row is for SEC internal use; please leave blank.

SCHEDULE 13(D)
FOR
CPI INVESTMENTS, INC
AND
CENTERPOINTE INVESTMENTS, INC.

Item 1 – Security and Issuer	22
Item 2 – Identity and Background	22
Item 3 – Source and Amount of Funds or Other Consideration	23
Item 4 – Purpose of Transaction	24
Item 5 – Interest in Securities of the Issuer	24
Item 6– Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer	24
Item 7 – Material to be Filed as Exhibits	24
SIGNATURES	26
SCHEDULE A	27
INDEX OF EXHIBITS	28
EXHIBIT 1.0
EXHIBIT 1.2
EXHIBIT 1.3
EXHIBIT 1.4
EXHIBIT 1.5
EX-1.0
EX-1.2
EX-1.3
EX-1.4
EX-1.5

Item 1 – Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the Series A Preferred Stock, par value $.0001 per share (the “Preferred Stock”), of Clearant, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1801 Avenue of the Stars, Suite 435, Los Angeles, California, 90067.
Item 2 – Identity and Background
(a-c), (f) This Statement is filed on behalf of:
(i)	CPI Investments, Inc., an Arizona corporation (“CPI”); and

(ii)	CenterPointe Investments, Inc., a British Columbia corporation (“CenterPointe”), the parent company and sole shareholder of CPI
CPI and CenterPointe are collectively referred to as the “Reporting Persons,” and individually as a “Reporting Person”

(i)	The address of CPI’s principal place of business is 4015 West Redfield Road, Phoenix, Arizona 85053. The principal business of CPI is investing in business opportunities. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive office and director of CPI is set forth below. Unless otherwise indicated, the present principal occupation of each person is with CPI. If no business address is given, the director’s or executive officer’s address is 4015 West Redfield Road, Phoenix, Arizona 85053.

Michael L. Bartlett	President, Director	Mr. Bartlett is a citizen of the United States. Mr. Bartlett’s principal occupation is a management consultant, and he is self-employed at Leisure Capital and Management, Inc., 6001 Lexington Park, Orlando, FL 32819.

Brian Cameron	Vice-President, Treasurer, Secretary	Mr. Cameron is a citizen of Canada. His principal occupation is a business consultant, and he is principally employed by Cameron & Associates, 12538-52A Avenue, Surrey, British Columbia, Canada V3X 3K3.
(ii)	The address of CenterPointe’s principal place of business is 203-15164 Prospect Avenue, White Rock, BC Canada V4B 2B9. The principal business of CenterPointe is business lending. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive office and director of CenterPointe is set forth below. Unless otherwise indicated, the present principal occupation of each person is with CenterPointe. If no business address is given, the director’s or executive officer’s address is 203-15164 Prospect Avenue, White Rock, BC Canada V4B 2B9.

Rick D.S. Bohgan	President, COO	Mr. Bohgan is a citizen of Canada. Mr. Bohgan’s principal occupation is President and Chief Operating Officer of CenterPointe, 203-15164 Prospect Avenue, White Rock, BC Canada V4B 2B9.

Gurdeep Bohgan	Controller	Mr. Bohgan is a citizen of Canada. His principal occupation is President of his company, Dee Bohgan & Associates Corp. Finance Inc., 203-15164 Prospect Avenue, White Rock, BC Canada V4B 2B9.

Harpreet Atwal	Director	Mr. Atwal is a citizen of Canada. His principal occupation is a mortgage specialist, and he is principally employed by TD Canada Trust as a Mortgage Specialist, 8034 Coopershawk Ct., Surrey, BC Canada, V3W 0V1.

Michael L. Bartlett	Chairman, CEO	Mr. Bartlett is a citizen of the United States. Mr. Bartlett’s principal occupation is a management consultant, and he is self-employed at Leisure Capital and Management, Inc., 6001 Lexington Park, Orlando, FL 32819.

Brian Cameron	CFO	Mr. Cameron is a citizen of Canada. His principal occupation is a business consultant, and he is principally employed by Cameron & Associates, 12538-52A Avenue, Surrey, British Columbia, Canada V3X 3K3.
(d)	Neither Reporting Persons, nor to the best of their knowledge, any of their respective executive officers or directors is required to disclose legal proceedings pursuant to Item 2(d).

(e)	Neither Reporting Persons, nor to the best of their knowledge, any of their respective executive officers or directors is required to disclose legal proceedings pursuant to Item 2(e).
Item 3 – Source and Amount of Funds or Other Consideration
On July 9, 2008, Issuer entered into a Subscription and Purchase Agreement dated as of July 8, 2008 with CPI (the “Agreement”), whereby CPI agreed to loan Issuer the aggregate amount of $2.0 million. Pursuant to the terms of the Agreement and the Promissory Note, dated July 8, 2008 (the “Promissory Note”), the loan is payable, net of fees, in tranches of: $0.4 million which was funded immediately; $0.4 million on August 22, 2008; $0.6 million on October 6, 2008; and $0.6 million on February 16, 2009. The principal amounts loaned will bear interest at 12% per year payable monthly with no prepayment option. The loan is convertible into 18,181,818 shares of their restricted common stock. Pursuant to the Agreement, Issuer also granted CPI one share of Issuer’s Preferred Stock, which votes together with Issuer’s common stock and has votes equal to 45,454,545 shares of common stock.

Those votes will be reduced by 2.5 votes for every 1 share of common stock into which the loan is converted. Provided that CPI meets its funding obligations under the Agreement, CPI will maintain its voting rights throughout the term of the loan. In addition, Issuer granted CPI a Security Agreement dated July 8, 2008, to secure the loan (the “Security Agreement”) and 2-year warrants dated July 8, 2008, to purchase (a) 4,500,000 shares of common stock at a $0.30 exercise price, and (b) 200,000 shares of common stock at $0.15 exercise price, both vesting pro-rata upon funding of each tranche (the “Warrants”). Under the terms of the Agreement, CPI appointed a board member to Issuer’s board of directors and has the right to appoint two additional board members. CPI has acquired the funds for this transaction directly from its parent company and sole shareholder, CenterPointe.
CenterPointe does not own any shares of Preferred Stock.
Item 4 – Purpose of Transaction
The loan was made to realize a return on funds invested. See Item 3 above.
Item 5 – Interest in Securities of the Issuer
(a) CPI is the record and beneficial owner of one share of Preferred Stock, representing 100% of the issued and outstanding shares of the Preferred Stock of this Issuer. None of the other Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2, own any securities of the Issuer.
(b) CPI solely owns the power to vote, to dispose and to direct the disposition of the Preferred Stock acquired by CPI. None of the other Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2, own the power to vote, to dispose or to direct the disposition of the Preferred Stock that is the subject of this Statement.
(c) Schedule A annexed hereto lists all transactions in the share(s) of Preferred Stock during the past sixty (60) days by the Reporting Persons. The sole transaction was effectuated by CPI’s officers Michael Bartlett and Brian Cameron. None of the other Reporting Persons, and to the best of the Reporting Persons’ knowledge, none of the other persons named in response to Item 2, were involved in any transactions in shares of Preferred Stock during the past sixty (60) days.
(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer’s Preferred Stock beneficially owned by CPI.
(e) Not applicable.
Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
Except in relation to the Agreement, Promissory Note, Security Agreement and Warrants discussed in Item 3, neither Reporting Persons, nor to the best of their knowledge, any of the persons named in response to Item 2, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Preferred Stock of the Issuer.
Item 7 – Material to be Filed as Exhibits

     Exhibit 1.1 — Agreement between Issuer and CPI, dated July 8, 2008.1
     Exhibit 1.2 – Security Agreement between Issuer and CPI, dated July 8, 2008.
     Exhibit 1.3 – Promissory Note by Issuer as Borrower and CPI as Lender, dated July 8, 2008.
     Exhibit 1.4 – Warrant to Purchase Shares of Common Stock, No. 2008-P1, between Issuer and CPI, dated July 8, 2008.
     Exhibit 1.5 – Warrant to Purchase Shares of Common Stock, No. 2008-P2, between Issuer and CPI, dated July 8, 2008.

[1]	Incorporated by reference to the Issuer’s Current Report on Form 8-K, filed with the SEC on July 11, 2008.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date July 21, 2008

CPI Investments, Inc.

By:

Name: Michael Bartlett
Title: President

CenterPointe, Investments, Inc.

By:

Name:

Title:

SCHEDULE A
     Since May 8, 2008, CPI acquired the following shares of Issuer’s Preferred Stock, effectuated by its officers Michael Bartlett and Brian Cameron, on the dates, in the amounts and for the price per share shown below.

Date of Purchase	Amount of Preferred Stock Purchased	Price Paid Per Share

7/9/2008	1 share	No assigned value, partial security for $2,000,000 loan

INDEX OF EXHIBITS

Exhibit No.	Description

Exhibit 1.0	Joint Filing Agreement between CPI and CenterPointe pursuant to Rule 13(d)-1k

Exhibit 1.2	Security Agreement between Issuer and CPI, dated July 8, 2008

Exhibit 1.3	Promissory Note by Issuer as Borrower and CPI as Lender, dated July 8, 2008

Exhibit 1.4	Warrant to Purchase Shares of Common Stock, No. 2008-P1, between Issuer and CPI, dated July 8, 2008

Exhibit 1.5	Warrant to Purchase Shares of Common Stock, No. 2008-P2, between Issuer and CPI, dated July 8, 2008